UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 26, 2018	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Dr. G.S. Shen ChipMOS TECHNOLOGIES INC. +886-3-5668877 g.s._shen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS Shareholders Approve Capital Reduction Plan and Cash Distribution

Hsinchu, Taiwan, June 26, 2018 - ChipMOS TECHNOLOGIES INC. (TWSE: 8150; NASDAQ: IMOS; “ChipMOS”) announced today that shareholders approved the Company’s previously proposed capital reduction plan (the “2018 Capital Reduction Plan”). Upon the approval of competent authority, 15% of the total number of issued shares will be canceled, proportionately to the shareholding of each of the Company’s shareholders, with each shareholder receiving approximately NT$1.5 per common share or approximately NT$30 per American Depositary Shares (“ADS”) under the 2018 Capital Reduction Plan.

As of today, ChipMOS has 885,981,066 shares issued. Under the 2018 Capital Reduction Plan, ChipMOS’ capital will be reduced by NT$1,329,445,590 and 132,944,559 shares will be canceled.

S.J. Cheng, Chairman and President of ChipMOS, said, “We are pleased that shareholders have approved the 2018 Capital Reduction plan, as proposed by our Board of Directors. We will now submit an application to Taiwan’s Financial Supervisory Commission for final approval, which we hope to receive in a timely manner. The 2018 Capital Reduction is the latest in a series of ongoing actions we have taken to better realize shareholder value.”

For information regarding taxation, please see information contained in ChipMOS’ annual report for the year ended December 31, 2017, on Form 20-F filed with the United States Securities and Exchange Commission. Shareholders are advised to consult their own tax advisors with respect to the planned distribution. Frequently Asked Questions about the 2018 Capital Reduction and Associated Cash Distribution are attached as below for reference.

NOTE

This document is intended to provide general answers to some common questions that ChipMOS TECHNOLOGIES INC. shareholders may have in connection with the Company’s capital reduction and an associated cash distribution of NT$1.50 per common share. It is not intended to provide legal or tax advice or specific answers relating to questions pertaining to such matters. For such questions, you are advised to consult your own tax and/or financial advisor within your jurisdiction. This document contains forward-looking statements. Readers are cautioned to read and consider the information set forth below under the caption, “Cautionary Note Regarding Forward-Looking Statements.”

GENERAL

What is the rationale for the capital reduction and associated cash distribution?

The Board of Directors proposed the capital reduction and associated cash distribution as another action to help further improve the Company’s capital structure, while at the same time rewarding shareholders and enhancing the return on equity of the Company.

What is the process for the capital reduction and associated cash distribution?

The capital reduction will result in a decrease in the Company’s share capital by partial cancellation of issued common shares. The capital reduction is subject to a thirty-day waiting period (counting from the publication of the notice to creditors of the Company regarding approval of capital reduction by the shareholders’ meeting) to safeguard the interest of creditors, the approval of Taiwan’s Financial Supervisory Commission regarding the capital reduction, and to the Board of Directors’ subsequent resolution to carry out the capital reduction.

Upon final approval, 132,944,559 of the Company’s common shares, representing approximately 15% of the total shares issued, will be canceled. All shareholders of Company common shares will have shares canceled pro rata to their ownership in the Company. All shareholders of Company common shares will receive a payment of NT$1.50 per share.

Through Citibank, N.A. (the “Depositary”), the depositary for the Company’s American Depository Shares (“ADS”) facility, ADS holders will receive a payment of NT$30.00 (net of the fee of the depository and tax withholding, if any) per ADS. In connection with the capital reduction, about 15% of the ADSs will be canceled. After the capital reduction, the ratio of number of Company common shares underlying each ADS will not be changed, and 1 ADS will continue to represent 20 common shares.

An illustrative example:

(1)	A holder of the Company’s common shares currently holds 1,000 common shares of the Company, with each common share having a par value of NT$10.00. As a result of the capital reduction, the shareholder will receive cash in the amount of NT$1,500.00 (corresponding to NT$1.50 per common share), 150 shares of these Company common shares (corresponding to 15% of the shareholder’s common shares) will be canceled and the shareholder will hold 850 common shares of the Company.

(2)	A holder of the Company’s ADSs currently holds 100 ADSs of the Company. As a result of the capital reduction the shareholder will receive a USD equivalent of NT$3,000.00 (corresponding to NT$30.00 per ADS), 15 ADSs (corresponding to 15% of the shareholder’s ADSs) will be canceled and the shareholder will retain 85 ADSs of the Company.

Am I eligible to receive the cash distribution?

If you are a holder of the Company’s common shares on the record date of capital reduction, then you will be eligible to receive the cash distribution. The Company’s Board of Directors will resolve to determine the capital reduction record date following the approval of Taiwan’s Financial Supervisory Commission regarding the capital reduction, which application will be submitted following the Company’s June 26, 2018 annual general meeting of shareholders.

If you are a holder of the Company’s ADSs, then you must hold the ADSs on the date set by the Depositary to be eligible to receive the cash distribution (the “ADS Effective Date”).

When will I receive the cash distribution?

If you are a holder of the Company’s common shares, you will receive a cash distribution approximately one week after the record date of the capital reduction. If you are a holder of the Company’s ADSs, you will receive a cash distribution approximately two weeks after distribution of the cash payment to holders of the Company’s common shares.

How will I receive the cash distribution?

If you are a holder of the Company’s common shares, you will receive the cash distribution through your designated bank account.

If you are a registered holder of the Company’s ADSs with an uncertificated position, you will receive a check representing the cash distribution after the ADS Effective Date. No action is required on your part.

If you are a beneficial holder of the Company’s ADSs, you will receive the cash distribution through your existing broker after the ADS Effective Date. No action is required on your part.

What will happen to the Company common shares or ADSs I hold upon the capital reduction?

Upon the capital reduction, approximately 15% of the Company’s common shares will be canceled by exchanging all of the existing Company common shares for the new Company common shares. The new Company common shares will continue to be listed and traded on the Taiwan Stock Exchange, with the Company’s ADSs continuing to trade on the NASDAQ Exchange. Holders of both the Company’s common shares and ADSs will show an approximate 15% reduction in the total number of shares or ADSs held after the capital reduction.

TAX IMPLICATIONS

What are the tax consequences of the capital reduction and cash distribution for holders of the Company’s common shares and/or ADS?

The Company advises holders of the Company’s common shares and/or ADSs to consult their own tax advisors within their jurisdictions regarding the tax consequences of the capital reduction and cash distribution.

ADDITIONAL INFORMATION

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Cautionary Note Regarding Forward-Looking Statements

This FAQ may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.